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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                             For February 11, 2000




                               MADGE NETWORKS N.V.
                 (Translation of registrant's name into English)



                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F   X         Form 40-F
                              ------                ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes                   No   X
                        ------                ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                     82-  N.A.
                        -------


                               Page 1 of 3 Pages
                         Exhibit Index Appears on Page 2


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                               MADGE NETWORKS N.V.



     In connection with the Registration Statement on Form F-3 (File No. 333-94963) filed by Madge Networks N.V. with the Securities and Exchange Commission, the following documents are attached as Exhibits to this Form 6-K.

     EXHIBIT  INDEX

      1.1     Placement Agency Agreement, dated February 8, 2000.

      5.1     Opinion of Allen & Overy.

     23.1     Consent of Allen & Overy (included in Exhibit 5.1).
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Madge Networks N.V.


                                         By:  /s/ Robert H. Madge
                                              -------------------
                                              Robert H. Madge
                                              Managing Director


Date:  February 11, 2000